October 12, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Gilmore, Accounting Branch Chief

Re:	NetSuite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 001-33870
Ladies and Gentlemen:
NetSuite Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated September 22, 2011 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011. The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on October 5, 2011, between Scott Marcus, the Company's Senior Corporate Counsel and Patrick Gilmore of the Staff, the Company respectfully requests until October 20, 2011 to respond to the Comment Letter. Mr. Gilmore indicated to Mr. Marcus that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than October 20, 2011.
Should you have any questions regarding the request made herein, please do not hesitate to contact me at (650) 627-1159.
Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon Senior Vice President, General Counsel and Secretary